CENTRAL MINERA CORP. –

Form of Proxy for use at Annual Meeting to be held on December 29, 2004

This Form of Proxy is solicited by and on behalf of Management

Notes to Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxy holder in the space provided.

2.	If the securities are registered in the name of more than one owner, for example, joint ownership, then all those registered should sign this form.

3. The form of proxy should be signed in the exact manner that the name appears on it.

4.	If the form of proxy is not dated, it will be deemed to be dated on the date on which it is mailed to the holder.

5.	The securities represented by this form of proxy will be voted in accordance with any directions given by the holder. If the holder does not give any instructions with respect to any matter, this securities represented by this form of proxy will be voted as recommended by the Management of Central Minera Corp. Further, if a matter is properly put before the meeting that is not expressly contemplated by this form of proxy, this proxy will be voted on that matter in accordance with the best judgment of the Management of Central Minera Corp.

Appointment of proxy-holder

I/We being shareholder(s) of Central Minera Corp. hereby appoint: Michael Cytrynbaum, President, or failing him, Barbara West, Assistant Corporate Secretary	OR	Print the name of the person you are appointing if the person is someone other than the Management appointees named on this form as my/our proxy with full power of substitution and to vote in accordance with the following directions and all other matters that may come before the meeting of Central Minera Corp. to be held in the Boardroom at Suite 1810-1111, Vancouver, British Columbia V6E 4M3 on Wednesday, December 29, 2004 at 9:00 a.m. (Vancouver time) and at any adjournment thereof.

1. Election of Directors

FOR all nominees listed in the Circular Þ

FOR all nominees listed in the Circular other than Þ

WITHHOLD vote from all nominees listed in the Circular Þ

2. Appointment of Auditors

	For	Withhold

Appointment of Pannell Kerr Forster Þ

Quarterly Financial Statements

Mark this box if you would like to receive Quarterly Financial Statements.
If you do not mark this box or do not return this form it will be assumed that you do NOT want to receive Quarterly Financial Statements

Authorized Signature – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting or at any adjournment thereof.

Signature(s)	Day	Month	Year